Exhibit 12. Computation of Ratios

Ratio of Earnings to Fixed Charges
Dollars in millions

	Nine Months
	Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings available for fixed charges
- Income from continuing operations before provision for Income taxes and cumulative effect of accounting changes	$6,011.0	$6,028.5	$8,012.2	$7,000.3	$6,487.0	$6,158.0	$3,572.1	(1)
- Noncontrolling interest expense in operating results of majority-owned subsidiaries, including fixed charges related to redeemable preferred stock, less equity in undistributed operating results of less than 50%-owned affiliates	8.9	9.9	13.3	10.4	7.5	10.7	7.2
- Income tax provision (benefit) of 50%-owned affiliates included in income from continuing operations before provision for income taxes	50.9	52.7	65.5	28.7	47.7	30.0	22.4
- Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors*	265.9	254.7	339.4	315.4	302.8	321.3	312.8
- Interest expense, amortization of debt discount and issuance costs, and depreciation of capitalized interest*	409.2	386.8	520.5	479.1	504.5	556.8	442.7
	$6,745.9	$6,732.6	$8,950.9	$7,833.9	$7,349.5	$7,076.8	$4,357.2
Fixed charges
- Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors*	$265.9	$254.7	$339.4	$315.4	$302.8	$321.3	$312.8
- Interest expense, amortization of debt discount and issuance costs, and fixed charges related to redeemable preferred stock*	400.3	373.7	503.0	461.5	486.9	539.7	425.9
- Capitalized interest*	11.9	10.2	14.0	12.0	11.9	12.5	7.0
	$678.1	$638.6	$856.4	$788.9	$801.6	$873.5	$745.7
Ratio of earnings to fixed charges	9.95	10.54	10.45	9.93	9.17	8.10	5.84

*
Includes amounts of the Company and its majority-owned subsidiaries, and one-half of the amounts of 50%-owned affiliates. The Company records interest expense on unrecognized tax benefits in the provision for income taxes. This interest is not included in the computation of fixed charges.

(1)	Includes pretax charges of $1.7 billion primarily related to impairment in connection with the Company's sale of its Latin American businesses to a developmental licensee.